UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 25, 2017

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated July 24, 2017, regarding Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş’s e-money license.

Istanbul, July 24, 2017

Announcement Regarding Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş’s e-money license

Our company’s subsidiary Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. (“TÖHAŞ”) operating under Paycell brand has been authorized by the Banking Regulation and Supervision Agency (“BRSA”) to operate as an “electronic money institution” and to provide intermediation service for invoice payments. The decision was published in the Official Gazette on July 22, 2017.

TÖHAŞ has widened the scope of its mobile payment services that are provided in accordance with “payment institution” authorization, with the inclusion of intermediation service for invoice payments for all types of institutions, and electronic money services. TÖHAŞ will continue to strengthen its leading position in the “techfin” arena with its services integrating technology and finance.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: July 25, 2017	By:	/s/ Zeynel Korhan Bilek
Name: Zeynel Korhan Bilek Title: Investor Relations and Mergers & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: July 25, 2017	By:	/s/Bulent Aksu
Name: Bulent Aksu Title: Finance Executive Vice President